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SEC FILE NUMBER  0-22704

CUSIP NUMBER


                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25


(Check 0ne):

/  /  Form 10-K   / X /  Form 2O-F  /  / Form 11-K

/  /  Form 1O-Q  /  /  Form N-SAR


For Period Ended:   December 31, 1998

/  /     Transition Report on Form 10-K
/  /     Transition Report on Form 20-F
/  /     Transition Report on Form 11-K
/  /     Transition Report on Form 10-Q
/  /     Transition Report on Form N-SAR
For the Transition Period Ended: ______________________

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     Read Instruction (on back page) Before Preparing Form.
                      Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:






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________________________________________________________________

PART I - REGISTRANT INFORMATION

     Frontline Ltd.
Full Name of Registrant


     London & Overseas Freighters Limited
Former Name if Applicable


     P.O. Box HM 1593, Mercury House, 101 Front Street
Address of Principal Executive Office (Street and Number)


     Hamilton HM GX, Bermuda
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/  /     (a)  The reasons described in reasonable detail in Part
              III of this form could not be eliminated without unreasonable effort or expense;

/ X /    (b)  The subject annual report, semi-annual report,
              transition report on Form 10-K, Form 20-F, 11-K or
              Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/  /     (c)  The accountant's statement or other exhibit
              required by Rule 12b-25(c) has been attached if applicable.








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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The Company's auditors are in the process of completing their review of the Company's financing documents in connection with their audit of the Company's financial statements for the fisal year ended December 31, 1998.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Kate Blankenship              (441)               295-6935
(Name)                      (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     / X /  YES      /  /  NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     / X /  YES      /  /  NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                   See Attached Exhibits I and II
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                            Frontline Ltd.
          (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 30, 1999                  By:    /s/ Kate Blankenship
                                    Name:  Kate Blankenship
                                    Titel: Secretary


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
     Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.   Amendments to the notifications must also be filed on form
     12b-25 but need not restate information that has been



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     correctly furnished. The form shall be clearly identified as an amended notification.

 5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).







































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                                                        Exhibit I


FRONTLINE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED
DECEMBER 31, 1998, 1997 AND 1996
(in thousands of $, except per share data)

                                NOTES         1998        1997        1996
OPERATING REVENUES
  Freight revenues                         270,405     259,695     178,179
  Voyage expenses                         (66,545)    (62,498)    (67,708)
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  NET OPERATING REVENUES                   203,860     197,197     110,471
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(LOSS) GAIN ON SALE OF VESSELS             (1,514)           -       6,188
OPERATING EXPENSES
  Ship operating expenses                   55,586      48,076      34,926
  Charterhire expenses                      14,889      25,734      34,670
  Administrative expenses                    7,757      11,190       8,184
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TOTAL OPERATING EXPENSES                    78,232      85,000      77,780
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NET OPERATING INCOME BEFORE
  DEPRECIATION                             124,114     112,197      38,879
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  DEPRECIATION                              51,659      56,721      33,752
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NET OPERATING INCOME AFTER
  DEPRECIATION                              72,455      55,476       5,127
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OTHER INCOME (EXPENSES)
  Interest income                            2,998       3,126       3,314
  Interest expense                        (59,320)    (45,945)    (26,207)
  Dividends                                  5,324           -           -
  Results from associated
  companies                                  2,807       4,598       3,471
  Other financial items                      2,765         183         329
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  NET OTHER EXPENSES                      (45,426)    (38,038)    (19,093)
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NET INCOME (LOSS) BEFORE
  INCOME TAXES                              27,029      17,438    (13,966)
  Income taxes                  5               30          43          15
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NET INCOME (LOSS)                           26,999      17,395    (13,981)
=============================================================================
Earnings per share
  Basic and diluted             6           $ 0.59         $ 0.48 $ (0.92)
=============================================================================




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                                                        Exhibit I


RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1998, COMPARED WITH THE YEAR ENDED
DECEMBER 31, 1997

Total net operating revenues increased by 3 per cent in 1998 from $197.2 million to $203.9 million. This increase reflects the increase in the size of the fleet, offset by lower trading results in all sectors in which the Company operates, due presently to the state of the tanker market. The average daily TCEs earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers were $31,800, $22,400 and $21,800 compared with $32,700,
$24,800 and $25,500 for 1997. The total days technical offhire, including drydockings, were 135 compared with 122 in 1997.

In 1998, the Company sold two VLCCs and one woodchip carrier, thereby recording a net loss on the sales of $1.5 million.
For 1998, earnings before interest, tax, depreciation and amortization, including earnings from associated companies were $126.9 million, compared with $116.8 million for the comparable period. This result reflects the contribution of the expanded fleet and reduced administrative expenses, offset by lower trading results in all sectors in which the Company operates and a loss on the sale of the two VLCCs to German KGs.

Average daily operating costs, including provisions for drydockings, decreased for the Suezmax and Suezmax OBO fleets in 1998 as the benefits of a new ship management and cost reduction program were realized. The average daily operating costs of the VLCCs, Suezmax tankers, and OBOs, including dry-docking and insurance costs, were $7,600, $6,400 and $6,700 in 1998 compared with $6,700, $7,500 and $7,000 for 1997. The increase in the average daily operating costs of the VLCCs reflects expenditure on structural maintenance for two of the older vessels. Administrative expenses decreased by 31 per cent, primarily due to a non-recurring charge for re-domiciling costs in 1997. In 1998, the Company has undertaken a further cost reduction program and aims to reduce operating costs by an additional $500 to $750 per vessel per day.

Depreciation decreased by nine per cent in 1998 due to the change in the depreciation schedule for the fleet from 20 to 25 years in the fourth quarter of 1997.

Net other expenses for 1998 were $48.2 million (1997 - $42.6 million). This increase reflects the increased average level of debt associated with the fleet expansion, offset by a dividend received from ICB in the second quarter of 1998.



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                                                       Exhibit II


             [Letterhead of PricewaterhouseCoopers]


                                                    June 30, 1999

Frontline Ltd.
Mercury House
101 Front Street
Hamilton, Bermuda HM GX
Bermuda


              Re:  Form 20-F for year ended December 31, 1998


Dear Sirs,

This confirms that we have not yet issued our report on your financial statements as of and for the year ended December 31, 1998, as we are currently completing our audit of those financial statements.

We consent to your providing a copy of this letter to the U.S.
Securities and Exchange Commission as an exhibit to your Form
12b-25 with respect to your Report on Form 20-F for the year ended December 31, 1998.

Very truly yours,

PricewaterhouseCoopers DA





















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